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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.

(Registrant) By:\s\ Roland M. Larsen (Signature)*

Date: December 16, 2005 President & CEO

* Print the name and title of the signing officer under his signature.

NOTICE TO SHAREHOLDERS FOR THE THREE AND SIX MONTHS ENDED JULY 31, 2005

ROYAL STANDARD MINERALS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Royal Standard Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the January 31, 2005 audited consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

Disclosure Required Under National Instrument 51-102 - "Continuous Disclosure Obligations" - Part 4.3(3)(a)

The auditors' of Royal Standard Minerals Inc. have not performed a review of the unaudited consolidated financial statements for the three and six months ended July 31, 2005 and July 31, 2004.

ROYAL STANDARD MINERALS INC. CONSOLIDATED BALANCE SHEETS (PREPARED BY MANAGEMENT) (Expressed in United States Dollars)

July 31,		January 31,
2005		2005
(Unaudited)		(Audited)
ASSETS
Current
Cash and cash equivalents	$ 1,998,909	$ 392,697
Marketable securities	86,124	86,124
Receivables	92,695	63,014
	2,177,728	541,835
Reclamation bond	131,767	131,767
Exploration properties (Note 2(a))	1,339,066	1,203,684
Mine development (Note 2(b))	2,550,501	1,322,362
Equipment	97,853	37,735
	$ 6,296,915	$ 3,237,383
LIABILITIES
Current
Accounts payable and accrued liabilities	$ 61,570	$ 104,087
SHAREHOLDERS' EQUITY
Capital stock (Note 3)	11,161,994	8,779,261
Warrants (Note 5)	1,490,765	584,796
Contributed surplus	2,082,256	1,628,386
Deficit	(8,499,670)	(7,859,147)
	6,235,345	3,133,296
	$ 6,296,915	$ 3,237,383

ROYAL STANDARD MINERALS INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (PREPARED BY MANAGEMENT) (UNAUDITED) (Expressed in United States Dollars)

Three Months Ended			Six Months Ended
July 31,			July 31,
2005		2004	2005	2004
EXPENSES
General and administrative	$41,671	$ 48,780	$83,544	$ 80,889
Consulting fees	79,520	55,093	128,153	108,218
Accretion expense	1,579	-	3,158	-
Amortization	7,793	3,021	10,674	6,548
Stock option compensation	184,022	110,438	427,806	110,438
Foreign exchange gain	(16,328)	(50,253)	(12,812)	(21,072)
	298,257	167,079	640,523	285,021
NET LOSS FOR THE PERIOD	(298,257)	(167,079)	(640,523)	(285,021)
DEFICIT, BEGINNING OF PERIOD	(8,201,413)	(7,495,366)	(7,859,147)	(7,377,424)
DEFICIT, END OF PERIOD	$(8,499,670)	$(7,662,445)	$(8,499,670)	$(7,662,445)
Basic and diluted loss per
share (Note 6)	0.01	0.00	0.01	0.01

ROYAL STANDARD MINERALS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (PREPARED BY MANAGEMENT) (Expressed in United States Dollars) (UNAUDITED)

Three Months Ended			Six Months Ended
July 31,			July 31,
2005		2004	2005	2004
OPERATING ACTIVITIES
Net loss for the period	$(298,257)	$(167,079)	$(640,523)	$(285,021)
Add back:
Amortization	7,793	3,021	10,674	6,548
Accretion expense	1,579	-	3,158	-
Stock option compensation	184,022	110,438	427,806	110,438
Changes in non-cash working capital:
Receivables	(82,800)	1,462	(29,681)	(648)
Accounts payable and accrued
liabilities	21,814	13,385	(45,675)	(34,503)
(165,849)		(38,773)	(274,241)	(203,186)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares,
net of share issue costs	583,782	56,435	3,314,766	1,783,456
Shares to be issued	(85,323)	-	-	-
	498,459	56,435	3,314,766	1,783,456
CASH FLOWS FROM INVESTING ACTIVITIES
Exploration property expenditures and
mine development	(788,922)	(496,371)	(1,363,521)	(519,087)
Equipment	(70,792)	-	(70,792)	-
	(859,714)	(496,371)	(1,434,313)	(519,087)
Change in cash and cash equivalents	(527,104)	(478,709)	1,606,212	1,061,183
Cash and cash equivalents,
beginning of period	2,526,013	1,729,624	392,697	189,732
Cash and cash equivalents, end of period	$ 1,998,909	$ 1,250,915	$1,998,909	$ 1,250,915

1. Summary of Significant Accounting Policies

Royal Standard Minerals Inc. ("Royal" or the "Company") is a publicly held company, engaged in the acquisition, exploration and development of resource properties. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

The unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by Canadian generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended July 31, 2005 may not be necessarily indicative of the results that may be expected for the year ending January 31, 2006.

The balance sheet at January 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended January 31, 2005. For further information, refer to the financial statements and notes thereto included in the Company's annual financial statements for the year ended January 31, 2005.

2. Exploration properties and mine development

(a) Exploration properties

The following table reflects the exploration properties and expenditures during the six months ended July 31, 2005.

Opening Balance			Ending Balance
January 31,			July 31,
2005		Additions (*)	2005
Manhattan Project	$ 191,065	$ 1,407	$ 192,472
Como Project	86,330	14,258	100,588
Railroad Project	175,670	-	175,670
Pinon Project	600,538	53,459	653,997
Fondaway Project	96,028	31,125	127,153
Other	54,053	35,133	89,186
	$ 1,203,684	$ 135,382	$ 1,339,066
(*)	Refer to the Statement of Exploration Expenditures as of July 31, 2005 for a breakdown of material costs and reductions to comply with Form 51-102F1.
(b)	Mine development
		Opening Balance		Ending Balance
		January 31,		July 31,
		2005	Additions	2005
	Gold Wedge Project	$ 1,322,362	$ 1,228,139	$ 2,550,501
3.	Capital Stock
Authorized
Unlimited number of common shares
JULY 31, 2005
	ISSUED	Shares	Amount
Balance, beginning of period	43,143,518	$8,779,261
Private placements	12,131,000	3,468,548
Shares issued to brokers as compensation	127,000	36,312
Shares issued on exercise of compensation options	650,000	145,004
Compensation options - valuation	-	12,607
Shares issued on warrant exercise	22,500	5,514
Warrant exercise - valuation	-	1,439
Cost of issue - non-cash items	-	(946,079)
Cost of issue - cash	-	(340,612)

Balance, end of period 56,074,018 $ 11,161,994

On March 31, 2005, the Company completed the first round of a private placement by issuing 8,750,000 units at a price of $0.35 CDN for gross proceeds of $2,531,829 ($3,062,500 CDN). Each unit consists of one common share and one-half common share purchase warrant ("warrant"). Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until March 31, 2007.

Canaccord Capital Corporation ("Canaccord"), the agent acting for the offering, as partial compensation for their services, received 82,000 common shares and 1,353,500 warrants, each warrant entitling Canaccord to acquire one additional common share of the Company at an exercise price of $0.50 CDN until March 31, 2007.

A second round of the financing was completed on April 26, 2005. 1,500,000 units were issued at a price of $0.35 CDN for gross proceeds of $426,615 ($525,000 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 26, 2007.

Haywood Securities Inc. ("Haywood") and Canaccord (the "Agents") acted as agents in this round of financing. As partial compensation for their services, the Agents received 45,000 common shares and 247,500 warrants, each warrant entitling the Agents to acquire one additional common share of the Company at an exercise price of $0.50 CDN until April 26, 2007.

On April 29, 2005, the Company issued 50,000 at a price of $0.35 CDN for gross proceeds of $14,296 ($17,500 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 29, 2007.

On May 5, 2005, the Company completed the third and final round of private placements by issuing 1,831,000 units at a price of $0.35 CDN for gross proceeds of $495,808 ($640,850 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until May 5, 2007.

3. Capital Stock (continued)

The fair value of the common share purchase warrants and agent warrants were estimated using the Black-Scholes pricing model based on the following assumptions:

(i)
Warrants issued on private placement - 8,750,000 units Dividend yield 0%, expected volatility 100%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 4,375,000 warrants is $575,087.

(ii)
Warrants issued on private placement - 1,500,000 units Dividend yield 0%, expected volatility 100%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 750,000 warrants is $91,245.

(iii) Warrants issued on private placement - 50,000 units Dividend yield 0%, expected volatility 100%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 50,000 warrants is $4,668.

(iv)
Warrants issued on private placement - 1,831,000 units Dividend yield 0%, expected volatility 55%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 915,500 warrants is $66,924.

(v)
Agent warrants - 8,750,000 units Dividend yield 0%, expected volatility 100%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 1,353,500 agent warrants is $177,915.

(vi)
Agent warrants - 1,500,000 units Dividend yield 0%, expected volatility 100%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 247,500 agent warrants is $30,240.

4. Stock Options

The following table reflects the continuity of stock options:

NUMBER OF		WEIGHTED AVERAGE
STOCK OPTIONS		EXERCISE PRICE
		$ (CDN)
Opening Balance, January 31, 2005	4,185,000	0.28
Options granted	2,080,000	0.34
Options expired/cancelled	(695,000)	0.24

Ending Balance, July 31, 2005 5,570,000 0.31

On April 13, 2005, 1,000,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $243,784 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 4.0%; estimated life, 5 years and volatility, 100%.

4. Stock Options (continued)

On May 16, 2005, 1,080,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $184,022 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 4.0%; estimated life, 5 years and volatility, 92%.

As at July 31, 2005 the following common shares were reserved for issuance to directors, officers and employees under the Company's stock option plan:

880,000 shares at CDN $0.17 per share until May 25, 2006

960,000 shares at CDN $0.26 per share until April 25, 2007

655,000 shares at CDN $0.40 per share until May 13, 2007

220,000 shares at CDN $0.265 per share until December 12, 2008

775,000 shares at CDN $0.36 per share until May 4, 2009 1,000,000 shares at CDN $0.39 per share until April 13, 2010 1,080,000 shares at CDN $0.29 per share until May 16, 2010 5,570,000

5. Warrants

The following table reflects the share purchase warrants and agent warrants currently outstanding and their corresponding fair values:

Expiry Price ($) CDN Number Value ($)

April 15, 2006	0.50	3,160,000	374,270
April 15, 2006	0.50	1,438,840	170,416 (Agent warrants)
March 31, 2007	0.50	4,375,000	575,087
March 31, 2007	0.50	1,353,500	177,915 (Agent warrants)
April 26, 2007	0.50	750,000	91,245
April 26, 2007	0.50	247,500	30,240 (Agent warrants)
April 29, 2007	0.50	50,000	4,668
May 5, 2007	0.50	915,500	66,924

12,290,340 1,490,765

During the period, 407,500 warrants to acquire common shares of the company at $0.30 CDN per share expired.

    Basic and diluted loss per share

    Basic loss per share has been determined by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share is the same as basic loss per share. The Company's stock options, warrants and agent warrants were not included in the diluted loss per share calculation because it would have had an anti-dilutive effect.
  Income taxes

The estimated taxable income for the period ended is $nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that Royal will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on Royal's actual losses for tax purposes, refer to the January 31, 2005 audited consolidated financial statements.

STATEMENT OF EXPLORATION EXPENDITURES (PREPARED BY MANAGEMENT) SIX MONTHS ENDED JULY 31, 2005 (Expressed in United States Dollars) (UNAUDITED)

Mineral Property Additions During the Period
Three Months Ended		Six Months Ended
July 31,		July 31,
2005		2005
Como Project
General exploration	$ 7,199	$ 14,258
Manhattan Project
General exploration	$ 1,407	$ 1,407
Pinon Project
Geologists	$ 13	$ 2,451
Option payment	37,795	37,795
Consulting fees	2,378	10,632
General exploration	2,581	2,581
	$ 42,767	$ 53,459
Fondaway Project
Options payments	$ 31,125	$ 31,125
Other
Drilling	$ 6,344	$ 35,133
Total additions	$ 88,842	$ 135,382

ROYAL STANDARD MINERALS INC. SUPPLEMENTAL TO FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT) SIX MONTHS ENDED JULY 31, 2005 (Expressed in United States Dollars) (UNAUDITED)

As at August 24, 2005, the following items were outstanding:

    Share Capital

    56,074,018 common shares
  Stock Options

880,000 shares at CDN $0.17 per share until May 25, 2006

960,000 shares at CDN $0.26 per share until April 25, 2007

655,000 shares at CDN $0.40 per share until May 13, 2007

220,000 shares at CDN $0.265 per share until December 12, 2008

775,000 shares at CDN $0.36 per share until May 4, 2009 1,000,000 shares at CDN $0.39 per share until April 13, 2010 1,080,000 shares at CDN $0.29 per share until May 16, 2010 5,570,000

3. Warrants

Expiry Price ($) CDN Number Value ($)

April 15, 2006	0.50	3,160,000	374,270
April 15, 2006	0.50	1,438,840	170,416 (Agent warrants)
March 31, 2007	0.50	4,375,000	575,087
March 31, 2007	0.50	1,353,500	177,915 (Agent warrants)
April 26, 2007	0.50	750,000	91,245
April 26, 2007	0.50	247,500	30,240 (Agent warrants)
April 29, 2007	0.50	50,000	4,668
May 5, 2007	0.50	915,500	66,924

12,290,340 1,490,765